Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, March 14, 2022

Mr.

Joaquin Cortez Huerta

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref.:   Communicates MATERIAL FACT

Dear Sir:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

●	Reference is made to the material facts dated February 18, 2022 and March 7, 2022, regarding that certain proposal (the “Initial Amended and Restated DIP Proposal”) for an amendment and restatement of the Super-Priority Debtor-In-Possession Term Loan Agreement (such agreement, the “Existing DIP Credit Agreement”) entered into in the context of the reorganization process of LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) in the United States of America (the “Chapter 11 Proceeding”) pending before the Bankruptcy Court of the Southern District of New York hearing the Chapter 11 Proceeding (the “Court”). As previously disclosed, the Initial Amended and Restated DIP Proposal was initially filed for the approval of the Court on February 17, 2022, and thereafter on March 7, 2022.

●	Notwithstanding the foregoing, the Debtors have continued to engage in a marketing process for an amendment and restatement of the Existing DIP Credit Agreement with the expectation of obtaining better terms and conditions than those included in the Initial Amended and Restated DIP Proposal. On this regard, the Debtors have agreed to an alternative proposal provided by a different group of prospective lenders (such proposal, the “New Amended and Restated DIP Financing Proposal”). The New Amended and Restated DIP Financing Proposal has been evaluated and negotiated in a timely manner by the Company together with its advisors.

●	On this regard, LATAM’s Directors Committee, at a meeting held on March 14, 2022, reviewed the New Amended and Restated DIP Financing Proposal and recommended the Board of Directors to approve such proposal. At a meeting held on March 14, 2022, the Board of Directors of the Company, by unanimous vote of the independent directors, resolved to approve the New Amended and Restated DIP Financing Proposal, subject to the Court’s approval.

●	A new amendment and restatement text of the Existing DIP Credit Agreement (the “New Amended and Restated DIP Credit Agreement”) was submitted to the Court for approval on March 14, 2022. The New Amended and Restated DIP Credit Agreement (i) refinances and replaces in its entirety Tranche A, Tranche B and Tranche C facilities existing under the Existing DIP Credit Agreement; (ii) contemplates a maturity date according with the timing that the Debtors are envisioning to emerge from the Chapter 11 Proceeding; and (iii) includes certain reductions in fees and interest as compared to the Existing DIP Credit Agreement and the Initial Amended and Restated DIP Financing Proposal as more thoroughly described below:

○	Lenders:

▪	Tranche A lenders consist of JPMorgan Chase Bank, N.A. and its affiliates (“JPM”) and certain entities and funds belonging to a syndicate arranged by JPM.

▪	Tranche C lenders consist of certain parties to that certain Restructuring Support Agreement dated as of November 26, 2021 (the “Restructuring Support Agreement”) executed in furtherance of the plan of reorganization submitted by the Debtors in the Chapter 11 Proceeding (the “Plan of Reorganization”).

○	Tranches and Committed Amount; Funding:

▪	The New Amended and Restated DIP Financing Proposal contemplates a new Tranche A facility and a new Tranche C facility for up to US$2,050,000,000 and US$1,650,000,000, respectively.

▪	The New Amended and Restated DIP Financing Proposal contemplates an initial disbursement of US$2,750,000,000, which shall occur on the closing date of the New Amended and Restated DIP Credit Agreement.

○	Scheduled Maturity Date:

▪	The New Amended and Restated DIP Financing Proposal contemplates a scheduled maturity date of August 8, 2022, subject to the possibility that LATAM may extend such maturity date at its discretion, in one or more extensions of periods of at least 30 days each, to a date no later than October 14, 2022, provided LATAM may further extend the maturity date to a date no later than the (x) earlier of November 30, 2022 or (y) the termination of the Restructuring Support Agreement, in accordance with its terms in the event the World Health Organization or the U.S. Centers for Disease Control shall have designated or characterized any variant of SARS-CoV-2 (i.e., the virus that causes COVID-19) as a “variant of concern.” Hereinafter, the scheduled maturity date, as may be extended as provided herein, the “Maturity Date”.

▪	Any extension beyond October 14, 2022 will be possible to the extent (i) no default or event of default shall have occurred and be continuing and (ii) the outside date under the backstop commitment agreements executed shall have been extended to a date even with, or subsequent to, the Maturity Date (after giving effect to such extension request).

▪	All of the foregoing, unless the Maturity Date is accelerated in accordance with its terms, including, without limitation, in the event of an event of default under the New Amended and Restated DIP Credit Agreement.

○	Interest and Fees:

▪	Interests under the Tranche A and Tranche C:

●	Both the applicable interest rate and the interest payment dates will depend on the choice made by LATAM at the time of requesting a disbursement under the Tranche A facility and Tranche C facility, and LATAM may choose between (i) paying interest in cash at the maturity of each quarterly interest period, or (ii) capitalizing such interest on a quarterly basis to be paid in on the Maturity Date. In either case, LATAM may also choose the applicable interest rate, choosing between the SOFR or the Alternate Base Rate (“ABR”).

●	Tranche A loans whose interest is either payable in cash at the end of each interest period or whose interest is capitalized on a quarterly basis for payment on the Maturity Date will bear interest at SOFR plus 7.50% per annum (for loans denominated at the SOFR), and 6.50% per annum plus the base rate (for loans denominated at the ABR).

●	Tranche C loans whose interest is payable in cash at the end of each interest period will bear interest at SOFR plus 13% per annum (for loans denominated at the SOFR), and 12% per annum plus the base rate (for loans denominated at the ABR).

●	Tranche C loans whose interest is capitalized on a quarterly basis for payment on the Maturity Date will bear interest at SOFR plus 13.50% per annum (for loans denominated at the SOFR), and 12.50% per annum plus the base rate (for loans denominated at the ABR).

▪	Fees

●	An availability fee (Undrawn Commitment Fee), payable in cash, equal to 1.00% on the daily unused Tranche C commitments per annum, which will be calculated daily, and payable in arrears on the last business day of each calendar quarter of each year until the Maturity Date.

●	An exit fee, payable in cash, with respect to the Tranche A facility upon a total or partial repayment or prepayment of the Tranche A loans of 0.5% of the amount being paid or prepaid (including interests and fees).

●	An exit fee, payable in cash, with respect to the Tranche C facility upon a repayment or prepayment in full of the Tranche C loans of 0.75% calculated over the drawn and undrawn tranche C commitments in effect as of the closing date of the New Amended and Restated DIP Credit Agreement.

●	A closing fee, payable in cash, with respect to the Tranche A facility in the amount of 0.50% of the principal amount of Tranche A loans funded on the closing date of the New Amended and Restated DIP Credit Agreement.

●	A closing fee, with respect to the Tranche C facility in the amount of 0.75% of the Tranche C commitments. This closing fee will be payable in kind and will be added to the aggregate principal amount of the Tranche C loans on the closing date of the New Amended and Restated DIP Credit Agreement.

●	The prepayment of the Tranche C loans is subject to the payment of a make-whole amount under certain circumstances, consisting of an additional interest of SOFR, plus 13.5% calculated over the Tranche C loans being prepaid. This additional interest will accrue between the date of such payment, repayment or prepayment until the earlier of: (a) the later of (i) October 14, 2022 and (ii) the scheduled maturity date of the New Amended and Restated DIP Credit Agreement and (b) the consummation date of any Chapter 11 plan or reorganization confirmed by the Court.

●	In addition, LATAM shall pay to the administrative agent, the Tranche A DIP Lenders, the collateral agent and the local collateral agents the fees set forth in those certain fee letters between LATAM and the parties thereto, as described in the filling made with the Court.

○	Additional Terms:

●	Removes the condition to funding included in the Initial Amended and Restated DIP Proposal, which required that the Court have entered into the disclosure statement order and the backstop approval order.

●	Also, removes the milestone related with the confirmation of the Chapter 11 Plan of Reorganization.

LATAM is awaiting the Court’s decision in response to the New Amended and Restated DIP Financing Proposal.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.